FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release dated April 3, 2003 regarding reduction of deferred tax assets and estimated impact on net income resulting from the introduction of the pro forma standard taxation system for enterprise tax.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 15, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

For Immediate Release

Reduction of deferred tax assets and others resulting from the introduction of the pro forma standard taxation system for enterprise tax

TOKYO, JAPAN, April 3, 2003 — The Law for Partial Amendment of the Local Taxes Law (“Local Taxes Amendment Law”) was promulgated on March 31, 2003. With the resultant definitive introduction of the pro forma standard taxation system for enterprise tax, there will be a reduction of deferred tax assets and others in NTT DoCoMo’s accounts for the fiscal year ended March 31, 2003, as described below.

1.    Outline

The Local Taxes Amendment Law was promulgated on March 31, 2003, and with the resultant definitive introduction of the pro forma standard taxation system for enterprise tax, as of the accounts for the fiscal year ended March 31, 2003, deferred tax assets and others will be posted in accordance with the statutory effective tax rate based on the tax rate after the amendment. As a result, the amount of deferred tax assets and others stated in the accounts will be lower than if computed in accordance with the statutory effective tax rate based on the tax rate prior to the amendment, and the amount stated in the accounts for the fiscal year ended March 31, 2003, is to be reduced by the equivalent amount.

2.    Resultant changes in amounts (Estimates)

The following are the amounts (estimates) of the impact on net income in the accounts for the fiscal year ended March 31, 2003, resulting from the reduction in deferred tax assets outlined in the preceding section.

- Consolidated accounts:	- 27 billion yen
- Non-consolidated accounts:	- 25 billion yen

The computation of the above amounts is premised on factors such as the balance of deferred tax assets and others at the end of the first half in fiscal 2002 and the rate of enterprise tax (standard tax rate) after the amendment, and may differ from the actual figures stated in the accounts. The figures for the accounts for the fiscal year ended March 31, 2003, that incorporate the above amounts are currently under preparation, and will be released when that process is complete.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com